Exhibit 21.1

Subsidiaries of Amylin Pharmaceuticals, Inc.

All of the following subsidiaries are 100% owned by Amylin Pharmaceuticals, Inc.

Name	State or Country of Incorporation or Organization

Amylin Europe Limited	United Kingdom

Amylin Investments LLC	Delaware

Amylin Ohio LLC	Delaware

Amylin Puerto Rico LLC	Puerto Rico